UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 7)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Chilectra Américas S.A.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Names into English (if applicable))

Republic of Chile

(Jurisdiction of Subject Company’s Incorporation or Organization)

Enersis Américas S.A.

(Names of Person(s) Furnishing Form)

Shares of common stock of Chilectra Américas S.A.

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Gonzalo Vial

Chilectra Américas S.A.

Santa Rosa 76

Santiago, Chile

Tel.: +562-2675 2000

(Names, Addresses (including zip code) and Telephone Numbers (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with copies to:

Javier Galán Enersis Américas S.A. Santa Rosa 76 Santiago, Chile +(562) 2353-4682	J. Allen Miller Chadbourne & Parke LLP 1301 Avenue of the Americas New York, New York 10019 (212) 408-5100

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Enersis Américas S.A. (“Enersis Américas”) has announced that it intends to merge with Chilectra Américas S.A. (“Chilectra Américas”) and Endesa Américas S.A. (“Endesa Américas”), with Enersis Américas continuing as the surviving corporation (the “Merger”). In the Merger, all outstanding shares of Chilectra Américas and Endesa Américas (other than shares owned by Enersis Américas and shares for which statutory merger dissenters’ withdrawal rights have been exercised) will be exchanged for shares of Enersis Américas. In connection with the Merger, on August 31, 2016 the Board of Directors of Chilectra Américas approved summoning an extraordinary meeting of its shareholders to approve the Merger to be held on September 28, 2016. In accordance with Chilean law, the mailing of the notice of meeting and other information relating to the meeting to shareholders commenced on September 13, 2016.

The following documents are attached as exhibits to Part I of this Form:

Exhibit No.	Description

I.1*	English translation of Notice of Extraordinary Shareholders’ Meeting, dated September 13, 2016 and published on September 13, 2016

I.2*	English translation of Extraordinary Shareholders’ Meeting Summons, dated September 13, 2016

I.3*	English translation of Proxy Card

I.4*	English translation of Dividend Payment Authorization Form

I.5*	English translation of Notice of Extraordinary Shareholders’ Meeting published on September 20, 2016

I.6*	English translation of Notice of Extraordinary Shareholders’ Meeting published on September 27, 2016

I.7*	English translation of Form No. 1 Distribution of Dividends

I.8	English translation of updated Form No. 1 Distribution of Dividends

*	Previously furnished to the Securities and Exchange Commission

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included in the document(s) referred to in Item 1 above.

PART II— INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached as exhibits to Part II of this Form:

Exhibit No.	Description

99.1*	English translation of Significant Event, dated September 1, 2016

99.2*	English translation of Report of Emilio Venegas, independent appraiser of Chilectra Américas

99.3*	English translation of Report of Pablo D’Agliano, independent appraiser of Enersis Américas

99.4*	English translation of Report of Colin Becker, independent appraiser of Endesa Américas

99.5*	English translation of Director Statement of Iris D. Boeninger von Kretschmann

99.6*	English translation of Director Statement of Gianluca Caccialupi

99.7*	English translation of Director Statement of Hernán Felipe Errázuriz

99.8*	English translation of Director Statement of Mónica Hodor

99.9*	English translation of Director Statement of Francesca Romana Napolitano

99.10*	English translation of Report of BBVA Asesorĺas Financieras S.A., independent valuator of Chilectra Américas

99.11*	English translation of Unaudited Interim Consolidated Financial Statements of Chilectra Américas and its subsidiary as of June 30 and March 1, 2016 and for the period from March 1, 2016 to June 30, 2016

99.12*	English translation of Unaudited Interim Consolidated Financial Statements of Enersis Américas and its subsidiaries as of June 30, 2016

99.13*	English translation of Unaudited Interim Consolidated Financial Statements of Endesa Américas and its subsidiaries as of June 30, 2016

99.14*	English translation of Unaudited Pro Forma Consolidated Financial Statement of Financial Position as of June 30, 2016 of Enersis Américas, after giving effect to the merger

99.15*	English translation of Merger Terms and Conditions

99.16*	English translation of Significant Event, dated September 9, 2016

99.17*	English translation of Significant Event, dated September 28, 2016

99.18*	English translation of Significant Event, dated October 29, 2016

99.19	English translation of Significant Event, dated November 3, 2016

*	Previously furnished to the Securities and Exchange Commission

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERSIS AMÉRICAS S.A.

By:	/s/ Javier Galán A.
Name: Javier Galán A.
Title: Chief Financial Officer

Date: November 4, 2016